SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Amendment No. 1(1)


                           Vermont Pure Holdings, Ltd.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    924237100
                                 (CUSIP Number)

                               Brian Keeler, Esq.
                              Bingham McCutchen LLP
                               150 Federal Street
                                 Boston MA 02110
                                 (617) 951-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2005
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   924237100               13D                       Page 2 of 9 Pages
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  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Henry E. Baker
        John B. Baker
        Peter K. Baker
        Ross S. Rapaport, as an individual and in his capacity as trustee of the following trusts: U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter
          K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust (in such capacity, Mr. Rapaport is referred to in this Schedule 13D as the "Trustee").


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                             (b) [ ]


  3     SEC USE ONLY


  4     SOURCE OF FUNDS
        OO, PF


  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                             [ ]


  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        All of the Reporting Persons are citizens of the United States.


                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES           Henry E. Baker:   1,065,219
 BENEFICIALLY        John B. Baker:    2,876,289
   OWNED BY          Peter K. Baker:   2,871,289
     EACH            Ross S. Rapaport: 3,150,258 (includes
  REPORTING                              (1) 3,065,218 shares of common stock
    PERSON                               ("Shares") of the Issuer held as
     WITH                                Trustee, (2) 12,040 Shares held
                                         individually, and (3) 73,000 Shares
                                         issuable pursuant to stock options
                                         held individually)

                 8   NONE

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CUSIP No.   924237100               13D                       Page 3 of 9 Pages
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                 9   SOLE DISPOSITIVE POWER

                     Henry E. Baker:   1,065,219
                     John B. Baker:    2,876,289
                     Peter K. Baker:   2,871,289
                     Ross S. Rapaport: 3,150,258 (includes
                                         (1) 3,065,218 Shares held as Trustee,
                                         (2) 12,040 Shares held individually,
                                         and (3) 73,000 Shares issuable pursuant
                                         to stock options held individually)


                 10  SHARED DISPOSITIVE POWER

                     NONE

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Henry E. Baker:   1,065,219
        John B. Baker:    2,876,289
        Peter K. Baker:   2,871,289
        Ross S. Rapaport: 3,150,258 (includes
                            (1) 3,065,218 Shares held as Trustee,
                            (2) 12,040 Shares held individually,
                            and (3) 73,000 Shares issuable pursuant
                            to stock options held individually)

  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                             [ ]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Henry E. Baker:           4.9%
        John B. Baker:            13.3%
        Peter K. Baker:           13.3%
        Ross S. Rapaport:         14.6%

        All of the above percentages as to the number of outstanding Shares are based on the Issuer's statement as to the number of outstanding Shares as contained in its Form 10-Q, filed with the Securities and Exchange Commission on July 8, 2005.

  14    TYPE OF REPORTING PERSON

        Henry E. Baker - IN
        John B. Baker - IN
        Peter K. Baker - IN
        Ross S. Rapaport - IN, OO

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CUSIP No.   924237100               13D                       Page 4 of 9 Pages
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Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D, which amends and restates the statement on
Schedule 13D originally filed on July 13, 2005 on behalf of the Reporting Persons (as defined below), relates to shares ("Shares") of common stock, par value $0.001 per share, of Vermont Pure Holdings, Ltd. (the "Issuer"), a Delaware corporation. The address of the Issuer's principal executive offices is P.O. Box 536, 45 Krupp Drive, Williston, Vermont 05495.

Item 2.  Identity and Background.

(a) The names of the persons filing this statement are: Henry E. Baker, John B. Baker, Peter K. Baker, and Ross S. Rapaport, individually and as Trustee (collectively, the "Reporting Persons"). This Amendment No. 1 to Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of Henry E. Baker, John B. Baker and Peter K. Baker is c/o Vermont Pure Holdings, Ltd., 1050 Buckingham Street, Watertown, Connecticut 06795. The business address of Ross S. Rapaport is c/o Pepe & Hazard LLP, 30 Jelliff Lane, Southport, Connecticut 06890

(c) The Reporting Persons' present principal occupations are:

Henry E. Baker: Chairman Emeritus and Director, Vermont Pure Holdings, Ltd., a bottled-water company whose principal address is P.O. Box 536, 45 Krupp Drive, Williston, Vermont 05495

John B. Baker: Executive Vice President and Director, Vermont Pure Holdings, Ltd., a bottled-water company whose principal address is P.O. Box 536, 45 Krupp Drive, Williston, Vermont 05495

Peter K. Baker: President and Director, Vermont Pure Holdings, Ltd., a bottled-water company whose principal address is P.O. Box 536, 45 Krupp Drive, Williston, Vermont 05495

Ross S. Rapaport: Counsel, Pepe & Hazard LLP, a law firm whose principal address is 30 Jelliff Lane, Southport, Connecticut 06890

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Each of the Reporting Persons received certain Shares in partial consideration for the transfer to Vermont Pure Holdings, Ltd. of shares of the Common Stock of Crystal Rock Spring Water Company pursuant to the Agreement and Plan of Merger and Contribution, dated as of May 5, 2000, by and among the Reporting Persons, Vermont Pure Holdings, Ltd., and certain others, as amended (the "Merger Agreement"). For the Purposes of the Merger Agreement, such shares were deemed to have a value of $3.15 per share. The number of Shares received by each of the Reporting Persons was as follows:

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CUSIP No.   924237100               13D                       Page 5 of 9 Pages
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         Henry E. Baker:       1,065,219 Shares
         John B. Baker:        2,871,289 Shares
         Peter K. Baker:       2,871,289 Shares
         Ross S. Rapaport:     3,065,218 Shares
           (as Trustee)

         Ross S. Rapaport, individually, also acquired at various prices an additional 12,040 Shares through open market purchases and compensatory grants from the Issuer.

         Ross S. Rapaport, individually, has also received from the Issuer options, exercisable within 60 days of the filing of this Amendment No. 1 to
Schedule 13D, to acquire up to an additional 73,000 Shares at prices ranging from $2.36 to $4.98 per Share.

         On July 29, 2004, John B. Baker acquired 5,000 Shares in open market transactions, using personal funds, at prices from $2.11 to $2.20 per Share.

         As described in Item 4 below, the Reporting Persons from time to time may acquire beneficial ownership of additional ownership of Shares in the open market, in privately negotiated transactions, or otherwise. It is expected that the source of funds for any such acquisitions would be from the Reporting Persons' private funds.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons intend to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions, or otherwise, with a view to acquiring beneficial ownership of additional shares such that, collectively, the Reporting Persons would beneficially own a majority of the Issuer's outstanding Shares.

The Reporting Persons also intend to seek to change the current composition of the Issuer's Board of Directors, including by decreasing the number of directors constituting the entire Board of Directors and possibly replacing one or more of the current directors.

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their Shares (including as members of a "group" with each other and/or with other beneficial owners of Shares), including without limitation:

                  (i) to hold Shares as a passive investor or as an active investor;

                  (ii) as described above, to acquire beneficial ownership of additional Shares; or to dispose of beneficial ownership of some or all of their Shares;

                  (iii) to take other actions that could involve one or more of the types of transactions, or have one or more of the results, described in Item 4 of Schedule 13D, including without limitation (A) changing the composition of the Issuer's Board of Directors and filling any then existing vacancies on such Board of Directors, and (B) changing the Issuer's charter and bylaws and taking other actions that may facilitate the acquisition of control of the Issuer by the Reporting Persons or another person, or that may impede the acquisition of control of the Issuer by another person;

                  (iv) to facilitate or effect a sale, merger, business combination, going-private transaction, reorganization, recapitalization, or other extraordinary corporate transaction involving the Issuer (including causing the termination of the Issuer's status as a reporting company under federal securities laws and the delisting of its Shares from any securities exchange or inter-dealer quotation system); and

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CUSIP No.   924237100               13D                       Page 6 of 9 Pages
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                  (v) to change their intentions with respect to any or all of the matters referred to above.

The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including without limitation the actions or inaction of the Issuer with respect to initiating, evaluating, or acting to facilitate or impede potential corporate transactions, market activity with respect to the Issuer's securities, an evaluation of the Issuer and its prospects, market and economic conditions in the Issuer's industry, general market and economic conditions, conditions specifically affecting the Reporting Persons and such other factors as the Reporting Persons may deem relevant.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Henry E. Baker is the beneficial owner of 1,065,219 Shares, representing approximately 4.9% of the outstanding Shares. John B. Baker is the beneficial owner of 2,876,289 Shares, representing approximately 13.3% of the outstanding Shares. Peter K. Baker is the beneficial owner of 2,871,289 Shares, representing approximately 13.3% of the outstanding Shares. Each of such Reporting Persons has the sole power to vote and dispose of all such Shares beneficially owed by him.

Ross S. Rapaport, individually and as Trustee, is the beneficial owner of 3,150,258 Shares (including (1) 3,065,218 Shares held as Trustee, (2) 12,040 Shares held individually, and (3) 73,000 Shares issuable pursuant to stock options held individually), representing approximately 14.6% of the outstanding Shares. Mr. Rapaport, individually and as Trustee, has the sole power to vote and dispose of all such Shares.

All of the above percentages as to the number of outstanding Shares are based on the Issuer's statement as to the number of outstanding Shares as contained in its Form 10-Q, filed with the Securities and Exchange Commission on July 8, 2005.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

Henry E. Baker is the father of each of John B. Baker and Peter K. Baker. All three of these individuals are directors of the Issuer. In addition, Henry E. Baker is the Issuer's Chairman Emeritus; Peter K. Baker is the Issuer's President; and John B. Baker is the Issuer's Executive Vice President. Ross S. Rapaport a director of the Issuer. As indicated above, Mr. Rapaport as Trustee is the trustee for certain trusts for the benefit of Joan Baker (who is the wife of Henry E. Baker and the mother of John B. Baker and Peter K. Baker), John B. Baker, and Peter K. Baker, respectively.

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CUSIP No.   924237100               13D                       Page 7 of 9 Pages
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In connection with its acquisition of Crystal Rock Spring Water Company in
October 2000, in addition to other consideration, the Issuer issued to the stockholders of Crystal Rock Spring Water Company, including the Reporting Persons, subordinated 12% promissory notes due 2007 in the original principal amount of $22,600,000. After giving effect to principal repayments to date, the current principal balance owing under the subordinated notes is approximately $14,000,000.

The Reporting Persons have engaged Giuliani Capital Advisers LLC as their exclusive financial advisor to advise them in connection with a possible going-private transaction with respect to the Issuer or other transaction involving the acquisition by the Reporting Persons (or a group including them) of all or substantially all of the Issuer's assets or capital stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.1 - Joint Filing Agreement, dated as of July 12, 2005, by and among the Reporting Persons.


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CUSIP No.   924237100               13D                       Page 8 of 9 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

August 22, 2005


/s/ Henry E. Baker
Henry E. Baker

/s/ John B. Baker
John B. Baker

/s/ Peter K. Baker
Peter K. Baker

/s/ Ross S. Rapaport
Ross S. Rapaport, not in his individual capacity but solely as trustee of each of U/T/A dated 12/16/91
F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust, and
John B. Baker Life Insurance Trust


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CUSIP No.   924237100               13D                       Page 9 of 9 Pages
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                                                                     Exhibit 7.1

                             JOINT FILING AGREEMENT

         This Joint Filing Agreement, dated as of July 12, 2005, is by and among Henry E. Baker, John B. Baker, Peter K. Baker and Ross S. Rapaport, individually and as trustee of each of U/T/A dated 12/16/91 F/B/O Joan Baker et al., Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust (collectively, the "Filers").

         Each of the undersigned Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of common stock, par value $0.001 per share, of Vermont Pure Holdings, Ltd., a Delaware corporation, beneficially owned by him from time to time.

         Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on
Schedule 13D (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

         This Joint Filing Agreement may be terminated by any of the Filers by written notice to the others.

         Executed and delivered as of the date first above written.


/s/ Henry E. Baker
Henry E. Baker

/s/ John B. Baker
John B. Baker

/s/ Peter K. Baker
Peter K. Baker

/s/ Ross S. Rapaport
Ross S. Rapaport, individually and as trustee of
each of U/T/A dated 12/16/91 F/B/O Joan Baker et al.,
Peter K. Baker Life Insurance Trust, and John B. Baker Life Insurance Trust